Filed Pursuant to Rule 433

Registration Number: 333-126811

iPath Exchange Traded Notes

iPATHSM GSCI® TOTAL RETURN INDEX ETN

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption,1 based on the performance of the index less investor fees. The iPathSM GSCI® Total Return Index ETN offers investors cost-effective and tax-efficient2 investment in broad-based commodities as measured by the GSCI® Total Return Index (the “Index”).

NOTE DETAILS

Ticker	GSP
Intraday indicative value ticker	GSP.IV
Bloomberg index ticker	GSCITR
CUSIP	06738C794
Primary exchange	NYSE
Yearly fee	0.75	% *
Inception date	06/06/06
Maturity date	06/12/36
Index	GSCI® Total Return Index

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations†
S&P Rating	AA
Moody’s Rating	Aa1

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

†	We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX COMMODITY GROUPS

Source: Goldman Sachs as of 9/30/06. Subject to change.

For current commodity group weightings, please go to www.iPathETN.com.

INDEX CORRELATIONS

GSCI® Total Return Index	1.00
Dow Jones-AIG Commodity Index Total ReturnSM	0.89
Goldman Sachs Crude Oil Total Return Index	0.87
S&P 500® Index	-0.01
Lehman Aggregate Index	0.03
MSCI EAFE Index	0.13

Sources: Goldman Sachs, AIG, S&P, Lehman Brothers, MSCI, Bloomberg (9/91-9/06), based on monthly returns.

INDEX TOTAL RETURNS

(as of 9/30/06)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED ††
GSCI® Total Return Index	-21.14	13.39	13.10	22.55
Dow Jones-AIG Commodity Index Total ReturnSM	-6.11	12.89	13.50	13.90
Goldman Sachs Crude Oil Total Return Index	-17.46	21.79	21.15	30.01
S&P 500® Index	10.79	12.30	6.97	12.74
Lehman Aggregate Index	3.67	3.38	4.81	3.96
MSCI EAFE Index	19.16	22.32	14.30	13.42

Sources: Goldman Sachs, AIG, S&P, Lehman Brothers, MSCI, Bloomberg. †† Based on monthly returns, calculated for time period of 9/30/01-9/30/06.

Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETNs performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

1.	Investors may redeem at least 50,000 units of the iPathSM GSCI® Total Return Index ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

2.	iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities and are available to retail investors; further, iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that, if so treated, an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. The iPath ETNs currently available will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs.

iPATHSM GSCI® TOTAL RETURN INDEX ETN

The GSCI® Total Return Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index, plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The Index is a production-weighted index of the prices of a diversified basket of 24 futures contracts on physical commodities traded on trading facilities in major industrialized countries.

CONTRACTS INCLUDED IN THE GOLDMAN SACHS COMMODITY INDEX FOR 2006*

COMMODITY	TICKER	2006 REFERENCE PRICE DOLLAR WEIGHTING	TRADING FACILITY	COMMODITY GROUP
Oil-WTI crude oil	CL	30.05%	NYM	Energy
Oil-Brent crude oil	LCO	13.81%	PE	Energy
Natural gas	NG	10.30%	NYM	Energy
Oil-No. 2 heating oil, NY	HO	8.16%	NYM	Energy
Oil-unleaded reg gas, NY†	HU	7.84%	NYM	Energy
Oil-gasoil	LGO	4.41%	PE	Energy
Cattle-live	LC	2.88%	CME	Livestock
High grade primary aluminum	IA	2.88%	LME	Industrial metals
Wheat-Chicago	W	2.47%	CBT	Agriculture
Corn	C	2.46%	CBT	Agriculture
Copper-grade A	IC	2.37%	LME	Industrial metals
Lean hogs	LH	2.00%	CME	Livestock
Soybeans	S	1.77%	CBT	Agriculture
Gold	GC	1.73%	CMX	Precious metals
Sugar #11	SB	1.30%	CSC	Agriculture
Cotton #2	CT	0.99%	NYC	Agriculture
Wheat-Kansas	KW	0.90%	KBT	Agriculture
Primary nickel	IN	0.82%	LME	Industrial metals
Coffee “C”	KC	0.80%	CSC	Agriculture
Cattle-feeder	FC	0.78%	CME	Livestock
Special high grade zinc	IZ	0.54%	LME	Industrial metals
Standard lead	IL	0.29%	LME	Industrial metals
Cocoa	CC	0.23%	CSC	Agriculture
Silver	SI	0.20%	CMX	Precious metals

*	As of January 2006 rebalancing. Source: Goldman Sachs. NYM-NYMEX Division New York Mercantile Exchange, PE-International Petroleum Exchange, CBT-Chicago Board of Trade, CME-Chicago Mercantile Exchange, LME-London Mercantile Exchange, CMX-COMEX Division-New York Mercantile Exchange, NYC-New York Cotton Exchange (Division of NYBOT), KBT-Kansas City Board of Trade, CSC-Coffee, Sugar and Cocoa Exchange.

†	In August 2006, the Index replaced one-third of the New York Harbor Unleaded Gasoline (HU) futures contract with the new Reformulated Gasoline Blendstock for Oxygen Blending (RB) futures contract traded on the New York Mercantile Exchange (NYMEX). In September and October 2006, the remaining portion of the Index attributable to the HU contract was distributed to other contracts included in the non-RB petroleum product complex of the Index.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result, you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

©2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3716-iP-1106 510-08SP-12/06

Not FDIC Insured • No Bank Guarantee • May Lose Value

FIND YOUR iPATH 1-877-76-iPATH www.iPathETN.com